Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: J.D. Edwards & Company

(Commission File No. 0-23091)

On June 12, 2003, J.D. Edwards & Company issued a press release relating to the proposed merger between PeopleSoft and J.D. Edwards pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003. The text of the press release follows.

J.D. Edwards Files Suit against Oracle in Colorado State Court and against Oracle, Larry Ellison and Chuck Phillips in

California State Court

DENVER – June 12, 2003 – J.D. Edwards (NASDAQ:JDEC) announced today that it has filed suit in Colorado state court claiming that Oracle (NASDAQ:ORCL) has tortiously interfered with its proposed merger with PeopleSoft (NASDAQ:PSFT) announced on June 2, 2003. The suit seeks $1.7 billion in compensatory damages and an unspecified amount in punitive damages.

J.D. Edwards is also filing suit in California state court against Oracle and two of its executives. The California suit alleges that Oracle, Larry Ellison, Oracle chairman and chief executive officer, and Chuck Phillips, Oracle executive vice president, have engaged in wrongful conduct and unfair business practices. It seeks an injunction that enjoins Oracle from proceeding with its tender offer for PeopleSoft.

“Oracle’s sole aim is to disrupt a merger that will create value for the key stakeholders of J.D. Edwards and PeopleSoft,” said Bob Dutkowsky, Chairman, President and CEO of J.D. Edwards. “Oracle’s unsolicted offer for PeopleSoft will only destroy value for our companies’ shareholders, customers and employees and the technology community overall. We will not sit by idly while Oracle pursues this arrogant, unlawful and destructive course of action.”

Copies of the complaints will be available on J.D. Edwards’ website at www.jdedwards.com.

About J.D. Edwards & Company

J.D. Edwards (NASDAQ:JDEC) makes customers stronger, enabling them to solve their most important business challenges. The company designs, develops and markets collaborative enterprise software and consulting, education, and support services. J.D. Edwards’ offerings are differentiated by a deeply ingrained attitude of listening to customers, innovating on their behalf, and delivering solutions as part of a results-oriented relationship. Founded in 1977 and headquartered in Denver, Colo., J.D. Edwards focuses on long-term business partnerships and helping its 6,700 customers in more than 110 countries manage their business processes, supply chains, enterprise assets, and supplier and customer relationships. For more information: www.jdedwards.com or 1-800-727-5333.

On June 2, 2003, J.D. Edwards announced that it had entered into a merger agreement with PeopleSoft, Inc. under which J.D. Edwards’ business and PeopleSoft will be merged, and J.D. Edwards will become a wholly owned subsidiary of PeopleSoft. The transaction is anticipated to close in the late third or early fourth calendar quarter. The transaction is subject to regulatory review, approval by the respective companies’ stockholders and other customary conditions.

Additional Information About the Merger and Where to Find It

PeopleSoft intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF PEOPLESOFT AND J.D. EDWARDS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT PEOPLESOFT, J.D. EDWARDS AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials (when they become available) may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available) may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com, and by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

J.D. Edwards and its respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Contact:

J.D. Edwards & Company

Investor Contact:

Etta West, 303/334-4772

etta_west@jdedwards.com

or

Media Contact:

Victor Chayet, 303/334-5701

303/885-9670 (cell)

victor_chayet@jdedwards.com